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                                                               Page 1 of 8 Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                                 Hydril Company
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   448774 10 9
                                 (CUSIP Number)

                                December 31, 2001
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]    Rule 13d-1(b)
                  [ ]    Rule 13d-1(c)
                  [X]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 448774 10 9                                          Page 2 of 8 Pages

================================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Trust under Paragraph V of the Will of Frank R. Seaver, Deceased
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a) [ ]
             (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY


--------------------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION
             The trust is governed by the laws of the State of California

--------------------------------------------------------------------------------
                            5    SOLE VOTING POWER
      NUMBER OF                  none
 SHARES BENEFICIALLY       -----------------------------------------------------
      OWNED BY              6    SHARED VOTING POWER
   EACH REPORTING                473,750
       PERSON              -----------------------------------------------------
        WITH                7    SOLE DISPOSITIVE POWER
                                 none
                           -----------------------------------------------------
                            8    SHARED DISPOSITIVE POWER
                                 473,750
--------------------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             473,750
--------------------------------------------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES
             [ ]
--------------------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             5.1%(1)

--------------------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*
             OO

================================================================================
 (1)  This figure reflects that the Trust under Paragraph V of the Will of Frank
      R. Seaver, Deceased may be deemed the beneficial owner of 473,750 shares of Hydril Company's class B common stock, each of which is entitled to 10 votes, as compared with Hydril Company's common stock, which is entitled to one vote per share. The class B common stock and the common stock generally vote as a single class. Each share of class B common stock is immediately convertible into one share of common stock. According to Hydril Company's Quarterly Report on Form 10-Q filed for the quarter ended September 30, 2001, as of November 1, 2001, there were a total of 14,341,271 shares of common stock outstanding and 7,952,572 shares of class B common stock outstanding. The Trust under Paragraph V of the Will of Frank R. Seaver, Deceased may be deemed to have 5.1% voting power based on the combined number of outstanding shares of the common stock and class B common stock, giving effect to the 10 to 1 voting rights of the class B common stock.



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CUSIP NO. 448774 10 9                                          Page 3 of 8 Pages

================================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Bank of America, N.A.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a) [ ]
             (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY


--------------------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

--------------------------------------------------------------------------------
                            5    SOLE VOTING POWER
      NUMBER OF                  none
 SHARES BENEFICIALLY       -----------------------------------------------------
      OWNED BY              6    SHARED VOTING POWER
   EACH REPORTING                591,650(2)
       PERSON              -----------------------------------------------------
        WITH                7    SOLE DISPOSITIVE POWER
                                 none
                           -----------------------------------------------------
                            8    SHARED DISPOSITIVE POWER
                                 591,650(2)
--------------------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             591,650
--------------------------------------------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES
             [ ]
--------------------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             6.3%(3)

--------------------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*
             BK

================================================================================
 (2) 473,750 of these shares are held by the Trust under Paragraph V of the Will of Frank R. Seaver, Deceased.
 (3) This figure reflects that Bank of America, N.A. may be deemed the beneficial owner of 591,650 shares of Hydril Company's class B common stock, each of which is entitled to 10 votes, as compared with Hydril Company's common stock, which is entitled to one vote per share. The class B common stock and the common stock generally vote as a single class. Each share of class B common stock is immediately convertible into one share of common stock. According to Hydril Company's Quarterly Report on Form 10-Q filed for the quarter ended September 30, 2001, as of November 1, 2001, there were a total of 14,341,271 shares of common stock outstanding and 7,952,572 shares of class B common stock outstanding. The bank may be deemed to have 6.3% voting power based on the combined number of outstanding shares of the common stock and class B common stock, giving effect to the 10 to 1 voting rights of the class B common stock.


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CUSIP NO. 448774 10 9                                          Page 4 of 8 Pages

ITEM 1.

         Item 1(a)    Name of Issuer:                   Hydril Company
         Item 1(b)    Address of Issuer's               3300 North Sam Houston Parkway East
                      Principal Executive Offices:      Houston, Texas 77032-3411

ITEM 2.

         Item 2(a)    Name of Person Filing:            Trust under Paragraph V of the Will
                                                        of Frank R. Seaver, Deceased
         Item 2(b)    Address of Principal              c/o Bank of America
                      Business Office:                  2049 Century Park East, Suite 200
                                                        Los Angeles, CA 90067

         Item 2(c)    Citizenship:                      The trust is governed by the laws
                                                        of the State of California
         Item 2(d)    Title of Class of Securities:     Common Stock
         Item 2(e)    CUSIP Number:                     448774 10 9


         Item 2(a)    Name of Person Filing:            Bank of America, N.A.
         Item 2(b)    Address of Principal              2049 Century Park East, Suite 200
                      Business Office:                  Los Angeles, CA 90067

         Item 2(c)    Citizenship:                      Delaware
         Item 2(d)    Title of Class of Securities:     Common Stock
         Item 2(e)    CUSIP Number:                     448774 10 9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO Rule 13d-1(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                      (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

                      (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

                      (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

                      (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940 (15 (U.S.C. 80a-8).


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CUSIP NO. 448774 10 9                                          Page 5 of 8 Pages


                      (e) [] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

                      (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

                      (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

                      (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                      (i) [ ] A church plan that is excluded from the definition of an investment company under
                                   Section 3(c)(14) of the Investment Company
                                   Act of 1940 (15 U.S.C. 80a-3);

                      (j) [ ]      Group, in accordance with Rule 13d-1(b)
                                   (1)(ii)(J).

ITEM 4.  OWNERSHIP

         For the Trust under Paragraph V of the Will of Frank R. Seaver,
         Deceased: Such Trust may be deemed to beneficially own 473,750 shares of class B common stock. Each share of class B common stock is immediately convertible into one share of common stock. The beneficiaries of the Trust are various educational and religious institutions and individuals.

         (a) Amount Beneficially Owned:  473,750

         (b) Percent of Class: 5.1% (See footnote 1 to item 11 on cover page)

         (c) Number of shares as to which such person has:

             (i)      Sole power to vote or direct the vote:     none

             (ii)     Shared power to vote or direct the vote:   473,750

             (iii)    Sole power to dispose or to direct the
                      disposition of:                            none

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CUSIP NO. 448774 10 9                                          Page 6 of 8 Pages


             (iv)     Shared power to dispose or to direct the
                      disposition of:                            473,750

         For Bank of America, N.A.: The amount beneficially owned being reported consists of (1) 473,750 shares of class B common stock held by the bank as one of three trustees of the Trust under Paragraph V of the Will of Frank R. Seaver, Deceased, of which the beneficiaries are various educational and religious institutions and individuals, and (2) 117,900 shares of class B common stock held by the bank as one of three trustees of another trust, of which Bank of America, N.A. is not a beneficiary. Each share of class B common stock is immediately convertible into one share of common stock. Bank of America, N.A. disclaims beneficial ownership of all of the 591,650 shares of class B common stock reported herein.

         (a) Amount Beneficially Owned: 591,650

         (b) Percent of Class: 6.3% (See footnote 3 of item 11 on cover page)

         (c) Number of shares as to which such person has:

             (i)      Sole power to vote or direct the vote:     none

             (ii)     Shared power to vote or direct the vote:   591,650

             (iii)    Sole power to dispose of or to direct
                      the disposition:                           none

             (iv)     Shared power to dispose of or to direct
                      the disposition:                           591,650

ITEM 5.  Ownership of Five Percent or Less of a Class

         Not Applicable

ITEM 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
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CUSIP NO. 448774 10 9                                          Page 7 of 8 Pages


         Not Applicable

ITEM 8.  Identification and Classification of Members of the Group

         Not Applicable

ITEM 9.  Notice of Dissolution of Group

         Not Applicable

ITEM 10. Certification

         Not Applicable



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CUSIP NO. 448774 10 9                                          Page 8 of 8 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   February 13, 2002

                                   BANK OF AMERICA, N.A., RICHARD C. SEAVER AND
                                   R. CARLTON SEAVER, AS CO-TRUSTEES OF THE
                                   TRUST ESTABLISHED UNDER PARAGRAPH V OF THE
                                   WILL OF FRANK R. SEAVER

                                   Bank of America, N.A., Co-Trustee


                                   By:    /s/ Robert J. Kitzman
                                      ------------------------------------------
                                   Name:  Robert J. Kitzman
                                        ----------------------------------------
                                   Title: Vice President
                                         ---------------------------------------


                                   By:    /s/ Richard C. Seaver
                                      ------------------------------------------
                                          Richard C. Seaver, Co-Trustee


                                   By:    /s/ R. Carlton Seaver
                                      ------------------------------------------
                                          R. Carlton Seaver, Co-Trustee


                                   BANK OF AMERICA, N.A.


                                   By:    /s/ Robert J. Kitzman
                                      ------------------------------------------
                                   Name:  Robert J. Kitzman
                                        ----------------------------------------
                                   Title: Vice President
                                         ---------------------------------------


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                                  EXHIBIT INDEX

EXHIBIT           Joint filing agreement